Exhibit 99.2

Acano (UK) Limited
2016 Unapproved Employee Share Option Scheme

Adopted on 25 January 2016
As amended by the Board on 28 January 2016

Dated 28 January 2016
Osborne Clarke LLP

Exhibit 99.2

Contents

1	Definitions and interpretation	1
2	Grant of Options	3
3	Rights to exercise Options	3
4	Manner of exercise of Options	5
5	Adjustment of Option terms	6
6	Administration and amendment	7
7	General	7

Exhibit 99.2

Rules of the Acano (UK) Limited 2016
Unapproved Employee Share Option Scheme
1.    Definitions and interpretation
1.1    In this Scheme, unless the context otherwise requires, the following definitions shall apply:
"Agreement" means the agreement dated 20 November 2015 setting out the terms of the acquisition of the Company by the Purchaser.
"AIM" means the market of that name operated by the London Stock Exchange.
"Associated Company" has the meaning set out in section 449 Corporation Tax Act 2010.
"Board" means the board of directors of the Company or a duly authorised committee of the board.
"Business Day" means a day on which the London Stock Exchange is open for business.
"Closing" has the meaning contained in the Agreement.
"Company" means Acano (UK) Limited.
"Control" means the meaning contained in section 995 Income Tax Act.
"Date of Grant" means the date on which the Board grants an Option pursuant to rule 2.1.
"Eligible Employee" means any executive director or any employee of a Group Company.
"Employee's Contributions" means an employee's primary Class 1 national insurance contributions or any equivalent social security liability in any jurisdiction outside England and Wales.
"Employees' Share Scheme" means the meaning contained in section 1166 Companies Act 2006.
"Employer's Contributions" means an employer's secondary Class 1 national insurance contributions or any equivalent social security liability in any jurisdiction outside England and Wales.
"Exercise Date" has the meaning set out in rule 4.1.
"Exercise Price" means the amount payable per Scheme Share on the exercise of an Option which amount shall be determined by the Board at the Date of Grant but shall not be less than the nominal value of a Scheme Share.
"Good Reason" means (a) the death of the Option Holder; (b) disability, injury or ill-health of the Option Holder (evidenced to the satisfaction of the Board); (c) redundancy (as defined for the purposes of the Employment Rights Act 1996); (d) retirement at or after the date on which the Option Holder is normally expected to retire in accordance with the Option Holder's contract of employment; (e) voluntary resignation; (f) dismissal (whether or not on notice) otherwise than for cause, and for the purposes of sub-clause (e) the question of whether or not termination of the Option Holder's employment is 'for cause' shall be determined by the Board, whose decision shall be binding on the Option Holder.
"Group Company" means the Company, its Subsidiaries, any holding Company or Subsidiaries of such Holding Company from time to time.
"Income Tax Act" means the Income Tax Act 2007.

"Income Tax Liability" means any income tax which is PAYE income for the purposes of s683 Taxes Act (or the equivalent in any jurisdiction outside England and Wales).
"ITEPA" means the Income Tax (Earnings and Pensions) Act 2003.
"National Insurance Contribution Liability" means any national insurance contributions which fall to be paid to HM Revenue & Customs by the Company (or the relevant employing Group Company) under the modified PAYE system as it applies for national insurance purposes under the Social Security Contributions and Benefits Act 1992 and regulations referred to in it (or the equivalent in any jurisdiction outside England and Wales).
"Option" means a right granted under this Scheme to acquire Scheme Shares.
"Option Holder" means a person to whom an Option has been granted under the Scheme or, where the context permits, the legal personal representatives of such a person.
"Ordinary Shares" means shares comprising the ordinary share capital of the Company as defined in section 989 Income Tax Act.
"Purchaser" means Cisco Systems Holdings UK Limited.
"Rules" means these rules comprising the rules of the Scheme.
"Sale" means the sale of the Company to the Purchaser pursuant to the Agreement
"Scheme" means the Acano (UK) Limited 2016 Unapproved Employee Share Option Scheme approved by resolutions of the Board dated 25 January 2016 and 28 January 2016 or as subsequently amended in accordance with rule 6.
"Scheme Shares" means C Ordinary Shares of £0.0001 each in the capital of the Company (or any shares representing the same following Closing of the Sale) which comply with the terms of this Scheme.
"Subsidiary" means a company (wherever incorporated) which for the time being is under the Control of the Company.
"Tax Liabilities" means the meaning contained in rule 7.4.
"Vest" means a right of exercise of the Option subject to rule 3.2 has arisen and "Vests" and "Vested" shall be interpreted accordingly.
"Vesting Schedule" means the terms on which an Option Vests as set out in the documentation provided to the Option Holder in accordance with rule 2.2.
1.2    In this Scheme, unless the context otherwise requires:
(a)    words in the singular include the plural and vice versa and words in one gender include any other gender;
(b)    a reference to a statute or statutory provision includes:
(i)    any subordinate legislation (as defined in section 21(1), of the Interpretation Act 1978) made under it;
(ii)    any repealed statute or statutory provision which it re-enacts (with or without modification); and
(iii)    any statute or statutory provision which modifies, consolidates, re-enacts or supersedes it;
(c)    a reference to rules are to rules in these Rules and references to sub-rules are to sub-rules in which they appear;
(d)    the table of contents and headings are for convenience only and shall not affect the interpretation of these Rules.

1.3    Where under any of the provisions of these Rules it is provided that an Option shall lapse, that Option shall cease to be exercisable immediately notwithstanding any other provision of these Rules.
2.    Grant of Options
2.1    Subject to these Rules, the Board may grant Options to such Eligible Employees over such number of Scheme Shares as it in its entire discretion thinks fit.
2.2    As soon as reasonably practicable after the relevant Date of Grant the Company shall issue to the Option Holder a letter enclosing a certificate evidencing the grant of the Option in such form, not inconsistent with these Rules, as the Board may determine provided that it shall specify:
(a)    the number of Scheme Shares subject to the Option;
(b)    the Exercise Price;
(c)    the Date of Grant;
(d)    when the Option will ordinarily Vest and the number of Scheme Shares over which the Option may then be exercised; and
(e)    whether the Option Holder is required either to bear some or all of the cost of any Employers' Contributions arising from the exercise of the Option or jointly to elect with the Company to transfer some or all of such liability to the Option Holder.
In the event of any conflict between the rules of the Scheme and any such document, the rules of the Scheme shall prevail.
2.3    An Option may not be transferred, assigned or charged and any attempted transfer, assignment or charge shall cause the Option to lapse. Each option certificate shall carry a statement to this effect.
2.4    An Option shall be granted under seal, executed as a deed or otherwise as the Board may determine. No cash payment shall be required in consideration of such grant.
3.    Rights to exercise Options
3.1    Options granted under the Scheme shall be capable of exercise in whole or in part in accordance with the following provisions of this rule 3 and rule 4.
General exercise
3.2    Except as otherwise provided in this rule 3 or as the Board may in its absolute discretion determine (subject always to 3.2(c) below, an Option may only be exercised;
(a)    in accordance with its Vesting Schedule; and
(b)    at a time when the Option Holder holds an office or employment with a Group Company;
(c)    but in no circumstances may any Vested Option be capable of exercise prior to the Sale
Sale treatment of Options
3.3    The Option Holder agrees that conditional upon Closing, that any outstanding Option will be assumed by the Purchaser on the terms set out in clause 1.3 (i) and section 5.11 of the Agreement, and references to Scheme Shares will be interpreted as references to shares of common stock in Cisco Systems Inc.
Leaving employment

3.4    If the Option Holder receives notice of termination of his employment with a Group Company, for any reason other than a Good Reason, the Option shall immediately lapse on the date of such notice and cease to be exercisable.
3.5    Subject to rule 3.4, if the Option Holder ceases to hold employment with a Group Company for a Good Reason other than death or disability, injury or ill-health (and in the case of disability, injury or ill-health, evidenced to the satisfaction of the Board):
(a)    the Option shall immediately lapse and cease to be exercisable in respect of Option Shares which, at the time of such cessation, are not Vested, (subject to the Board's discretion to accelerate Vesting in whole or in part); and
(b)    for a period of 3 months commencing on the date of cessation of employment the Option Holder may exercise the Option in respect of Option Shares which have Vested prior to the date of such cessation, and after this 3 month period this Option shall lapse and cease to be exercisable in its entirety, subject to the Board's discretion to accelerate Vesting in whole or in part.
3.6    If the Option Holder dies in service, or if his employment ceases due to disability, injury or ill-health (evidenced to the satisfaction of the Board), the Option may be exercised by his or her legal personal representatives (in the case of death) or by the Option Holder (in the case of disability, injury or ill-health) within the period of one year beginning with the date of death in respect of all of the Option Shares, whether Vested or not at the date of death or cessation of employment as relevant.
Voluntary winding-up of the Company
3.7    If notice is duly given to shareholders of the Company of a resolution for the voluntary winding-up of the Company, the Option may, at any time before the passing of such resolution, be exercised conditional upon the passing of such resolution in respect of such proportion of the Shares under Option as the Board may specify in its absolute discretion and if not then exercised, shall lapse and cease to be exercisable upon the commencement of the winding-up.
Voluntary arrangement
3.8    If a proposal is made to the Company and to its creditors for a voluntary arrangement under Part I of the Insolvency Act 1986, the Option may be exercised in respect of such proportion of the Scheme Shares under Option as the Board may specify in its absolute discretion not later than 14 days before the date of the meeting summoned in accordance with section 3 of the Insolvency Act 1986 and if not then exercised, shall lapse and cease to be exercisable.
Administration order
3.9    If an administration order is made in relation to the Company under Part II of the Insolvency Act 1986, the Option may be exercised in respect of such proportion of the Scheme Shares under Option as the Board may specify in its absolute discretion within the period of 28 days after the administration order is made, and the Option shall lapse and cease to be exercisable at the end of that period.
Demerger
3.10    If the Company is, or is expected to be the subject of a demerger, the Board may give notice to the Option Holder that the Option may then be exercised over such number of Scheme Shares under Option during such period as the Board in its discretion determines and notifies to the Option Holder.
Lapse of Options
3.11    An Option will lapse to the extent it has not been exercised on the earliest to occur of the following:
(a)    the Option Holder being adjudicated bankrupt, making or proposing a voluntary arrangement under the Insolvency Act 1986 or otherwise being deprived (except on death) of the legal or beneficial ownership of the Option;

(b)    the expiry of the relevant periods referred to in this rule 3 and where more than one such period applies, the earliest to expire of those periods; and
(c)    if the Sale has not Closed by 20 May 2016 or such later date as the parties to the Agreement agree, on that date; and
(d)    on the tenth anniversary of the Date of Grant.  For the avoidance of doubt, the Date of Grant of an option granted to replace an option granted pursuant to the Acano (UK) Limited Share Option Scheme (the “Original Option”) shall be the date of grant of the Original Option.
Meaning of ceasing employment
3.12    For the purposes of this rule 3:
(a)    an Option Holder shall not be treated as ceasing to hold any office or employment until he no longer holds any office or employment with a Group Company or any Associated Company; and
(b)     an Option Holder who is absent from work on statutory and/or any enhanced contractual entitlement to maternity, paternity, adoption or parental leave shall not be deemed to have ceased holding any office or employment until he or she ceases to be entitled to exercise any statutory and/or contractual right to return to work.
4.    Manner of exercise of Options
4.1    An Option shall be exercised by notice in writing (in the form prescribed by the Company) given by the Option Holder to the Company in respect of all or some of the Scheme Shares comprised in the Option, and such notice shall be accompanied by:
(a)    the relevant option certificate (or an indemnity in respect of a lost option certificate);
(b)    if required by the Board, an election to transfer liability for Employers' Contributions to the Option Holder (in the form prescribed by the Board and approved by HM Revenue & Customs); and
(c)    a remittance for the aggregate Exercise Price payable; and
(d)    if required by the Board, if the Scheme Shares to be acquired on exercise of the Option are considered to be restricted securities as defined in Part 7, Chapter 2 ITEPA (such determination to be in the sole discretion of the Board), a joint section 431 ITEPA election (electing that the Market Value of the Scheme Shares acquired on exercise of the Option be calculated as if the Scheme Shares were not restricted securities)
and provided the conditions for exercise have been met, shall be effective on the date of its receipt or deemed receipt by the Company according to rule 6.5 (the "Exercise Date").
4.2    The Board may, in its absolute discretion agree to the Exercise Price being satisfied on a cashless basis in which case on exercise of the Option, the Company shall have the right not to issue or transfer to the Option Holder the whole number of Scheme Shares to which the Option Holder would otherwise be entitled but instead shall retain such number of Scheme Shares as would enable the Company to discharge out of the proceeds of sale:
(a)    all fees, commissions and expenses incurred in relation to such sale;
(b)    the aggregate Exercise Price; and
(c)    the Option Holder's Tax Liabilities pursuant to rule 7.4.
4.3    Not later than 30 days after the Exercise Date the Company shall:
(a)    allot and issue as fully paid such Scheme Shares which are to be issued pursuant to the exercise of an Option; or

(b)    procure the transfer of such Scheme Shares which are to be transferred pursuant to the exercise of an Option to the Option Holder (or his nominee) and cause to be registered in his name (or the name of his nominee) the number of Scheme Shares specified in the notice of exercise and (save where the Scheme Shares so registered are uncertificated securities within the meaning of the Uncertificated Securities Regulations 2001) shall deliver a definitive share certificate or statement in respect thereof.
4.4    When an Option is exercised only in part, the balance shall remain exercisable on the same terms as originally applied to the whole Option and a new option certificate shall be issued accordingly by the Company as soon as possible after the partial exercise.
4.5    Save for any right determined by reference to a date preceding the date on which Scheme Shares are allotted and issued, Scheme Shares issued on the exercise of an Option shall rank pari passu with the Scheme Shares then in issue. Scheme Shares transferred pursuant to the Scheme will be transferred without the benefit of any rights attaching to them by reference to a record date preceding the Exercise Date.
4.6    Any Option Holder to whom Scheme Shares are issued or transferred on the exercise of an Option shall be bound by the Company's articles of association as they apply to such Scheme Shares and if required to do so by the Board, shall enter into a deed of adherence pursuant to any shareholders' agreement relating to the Company.
4.7    No Option may be exercised when its exercise is prohibited by, or would be a breach of any regulatory rules, code or set of guidelines adopted by the Company with a similar purpose and effect or any other law or regulation.
4.8    The Option Holder shall be responsible for any stamp duty arising on the transfer of Scheme Shares.
5.    Adjustment of Option terms
5.1    In the event of any capitalisation or offer by way of rights (including an open offer) or on any consolidation, sub-division, reduction or other variation of the capital of the Company, the number of Scheme Shares subject to the Option and the Exercise Price may be adjusted in such manner as the Board, on a fair and reasonable basis, may deem appropriate. Notice of any such adjustments shall be given to the Option Holder by the Company.
5.2    An adjustment under rule 5.1 may reduce the Exercise Price applying to an Option to less than the nominal value of an Ordinary Share but only if and to the extent that:
(a)    the Board is authorised both:
(i)    to capitalise from the reserves of the Company a sum equal to the amount by which the nominal value of the Scheme Shares which are allotted pursuant to the exercise of an Option exceeds the adjusted Exercise Price; and
(ii)    to apply that sum in paying up that amount on those Scheme Shares; and
(b)    on the allotment of the Scheme Shares to be subscribed on the exercise of an Option, the Board proceeds to capitalise the sum referred to in sub-rule (a)(i) above and applies that sum as described in sub-rule (a)(ii) above.

6.    Administration and amendment
6.1    The Scheme shall be administered by the Board acting on behalf of the Company and the Board's decision on all disputes shall be final.
6.2    Subject to rule 6.3, the Board may at any time amend these Rules in any way it thinks fit.
6.3    No amendment may be made to these Rules if, or to the extent that, in the reasonable opinion of the Board, it would materially abrogate or adversely affect the subsisting rights of an Option Holder as regards an Option granted prior to the amendment being made unless it is made:
(a)    with the written consent of the number of Option Holders that hold Options under the Scheme to acquire more than 50% of the Scheme Shares which would be delivered if all Options granted and subsisting under the Scheme were exercised (ignoring any conditions which may be attached to their exercise); or
(b)    by a resolution at a meeting of Option Holders passed by not less than 50% of the Option Holders who attend and vote either in person or by proxy.
6.4    The Board shall have power from time to time to make and vary such regulations (not being inconsistent with these rules) for the implementation and administration of this Scheme as it may think fit.
6.5    Any notice or other written communication under or in connection with the Scheme may be given by the Board to the Option Holder either personally or by post or by electronic mail with report of receipt or by fax transmission, and by the Option Holder to the Board either personally or by post or by electronic mail with report of receipt or by fax transmission to the Secretary of the Company. Items sent by post shall be first class pre-paid and shall be deemed to have been received 48 hours after posting. Items sent by electronic mail shall be deemed to have been received at the time specified in the report of receipt returned to the sender. Items sent by fax shall be deemed to have been received on the day that they are sent.
7.    General
7.1    The Company shall at all times keep available sufficient authorised and unissued Scheme Shares to satisfy the exercise to the full extent still possible of any Options (excluding those the exercise of which is to be satisfied by the transfer of existing Scheme Shares) taking account of any other obligations of the Company to issue shares or shall otherwise ensure that Scheme Shares are available for transfer to satisfy the exercise of any Option.
7.2    In the event that the Scheme Shares are listed or traded on any recognised investment exchange (as defined in section 1005, Income Tax Act) or on AIM, the Company shall apply to the appropriate body for any Scheme Shares allotted on exercise of an Option to be admitted to trading on that exchange.
7.3    The Option Holder shall be accountable for any income tax and, subject to the following provisions, national insurance contribution liability (or their equivalent in any jurisdiction outside England and Wales) which is chargeable on any assessable income deriving from:
(a)    the grant or exercise of, or other dealing in, any Option held by him,
(b)    the acquisition, holding or disposal of any Scheme Shares acquired on exercise of any Option held by him; and
(c)    any action, event or thing done or omitted to be done following the Option Holder’s acquisition of the shares acquired on exercise of any Option held by him which directly or indirectly gives rise to a liability under ITEPA in respect of the Shares.
7.4    In respect of such assessable income the Option Holder shall indemnify the Company and (at the direction of the Company) any Subsidiary which is or may be treated as the employer of the Option Holder in respect of the following (together, the "Tax Liabilities"):

(a)    any Income Tax Liability; and
(b)    any National Insurance Contribution Liability being the aggregate of:
(i)    all the Employee's Contributions; and
(ii)    to the extent permitted by law, all the Employer's Contributions as set out in the letter notifying the Option Holder of the grant of the option as referred to in rule 2.2(e) (unless the Company determines otherwise).
7.5    Pursuant to the indemnity referred to in rule 7.4 the Option Holder shall make such arrangements as the Company requires to meet the cost of the Tax Liabilities, including at the direction of the Company any of the following:
(a)    making a cash payment of an appropriate amount to the relevant Group Company whether by way of cheque, banker's draft or deduction from salary in time to enable that company to remit such amount to HM Revenue & Customs before the 14th day following the end of the month in which the event giving rise to the Tax Liability occurred; or
(b)    appointing the Company as agent and/or attorney for the sale of sufficient Scheme Shares acquired pursuant to the exercise of the Option to cover the Tax Liabilities and authorising the payment to the relevant Group Company of the appropriate amount out of the net proceeds of sale of the Scheme Shares;
(c)    entering into an election whereby the employer's liability for Employer's Contributions is transferred to the Option Holder on terms set out in the election and approved by the HM Revenue & Customs.
7.6    The terms of employment of any Option Holder shall not be affected in any way by his participation in the Scheme which shall not form part of such terms (either expressly or impliedly) nor in any way entitle him to take into account such participation in calculating any compensation or damages on the termination of his employment for whatever reason (whether lawful or unlawful) which might otherwise be payable to him, and the Option Holder's terms of employment shall be deemed to be varied accordingly.
7.7    This Scheme is entirely discretionary and may be suspended or terminated by the Company at any time. Such suspension or termination will not affect any Options granted under the Scheme to the extent that they are subsisting at the date of such suspension or termination. The grant of an Option is likewise entirely discretionary and does not create any contractual or other right to receive future grants of options, or benefits in lieu of options. All determinations with respect to future grants will be at the sole discretion of the Company. Rights under the Scheme are not pensionable.
7.8    The costs of introducing and administering this Scheme shall be borne by the Company.
7.9    Subject to applicable law, the Company and any Subsidiary may enter into arrangements (including the payment of money or making of loans) with any person on such terms as it thinks fit whereby, on exercise of an Option, existing Scheme Shares may be transferred to an Option Holder in satisfaction of his rights under this Scheme.
7.10    The Board may adopt appendices to this Scheme which shall provide for the grant of options to Eligible Employees who are not at the relevant time exclusively resident for tax purposes in the UK, or who are employed by any non-UK resident Subsidiary, subject to such modifications as the Board considers appropriate to take into account local tax, exchange control, securities laws or other regulatory requirements.
7.11    The Option Holder, by accepting the Option, consents to the collection, use and transfer, in electronic or other form, of personal data ("Data") that is necessary to facilitate the implementation, administration and management of the Scheme. The Company may, for the purpose of implementing, administering and managing the Scheme, hold certain personal information about the Option Holder, including, but not limited to, the Option Holder’s name, home address and telephone number, date of birth, national insurance number or other identification number, salary, nationality, job title and details of all awards or entitlement to options that may be granted under the Scheme. The Option Holder further consents to the transfer of the Data to third parties for the purposes of implementing, administering and managing the Scheme, including any broker with whom the Scheme Shares that may be issued on exercise of the Option may be deposited. These third party recipients may be located in territories outside of the European Economic Area (the "EEA"). In accepting the Option the Option Holder explicitly consents to this transfer (and acknowledges that the legal regimes of some territories outside the EEA do not always offer the same standard of data protection as those inside the EEA).
7.12    The Scheme and any dispute, claim or obligation arising out of or in connection with it, its subject matter or formation shall be governed by English law. The Option Holder and the Company irrevocably agree that the English courts shall have exclusive jurisdiction to settle any dispute or claim arising out of or in connection with this Scheme, its subject matter or formation.